

Mail Stop 3233

May 24, 2016

Via E-mail
Megan B. Gaul
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re:** **Apollo Commercial Real Estate Finance, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-34452**

Dear Ms. Gaul:

We have reviewed your May 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2016 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comment 1. Given the increase in your portfolio during the fiscal year ended December 31, 2015, particularly for your commercial mortgage loans and subordinate loans, we continue to believe that the impact of changes in interest income and expense attributable to changes in volume and rate provides relevant information through which an investor can assess your performance. Additionally, we note from disclosure on page 45 that you consider changes in market interest rates to be a

key factor that impacts your operating results. In that regard, please further explain to us why you believe disclosure detailing the impact of changes in interest income and expense attributable to changes in both volume *and rate* is not relevant to your business, or include this disclosure in future filings to the extent material.

Item 8. Financial Statements and Supplementary Data

Note 3 – Fair Value Disclosure, page 71

2.   We note your response to prior comment 2. Please confirm to us that in future filings you will disclose the valuation technique(s) and inputs used by third-party brokers and/or pricing services used in the fair value measurement of your commercial real estate securities categorized within Level 2 in accordance with ASC 820-10-50-2.bbb.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities